UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58819/October 21, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13174

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
STYLESITE MARKETING, INC., and	:	REVOKING REGISTRATIONS
SUPREME EQUIPMENT &	:	BY DEFAULT
SYSTEMS CORP.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 9, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission attempted to deliver the OIP to Respondents by September 11, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been filed and the time for filing Answers has expired.

By Order dated September 26, 2008, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies have been received and the time for filing replies has expired. Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

StyleSite Marketing, Inc. (StyleSite) (CIK No. 910319), is a void Delaware corporation located in Teaneck, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). StyleSite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 1999, which reported a net loss of $22 million for the prior nine months. StyleSite's common stock (symbol SSMKQ) is quoted on the Pink Sheets, has two market makers, and is eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Supreme Equipment & Systems Corp. (Supreme) (CIK No. 95620) is an inactive New York corporation located in Brooklyn, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Supreme is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1993. Supreme's common stock (symbol SEQP) is traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of StyleSite Marketing, Inc., and Supreme Equipment & Systems Corp. are revoked.

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James T. Kelly
Administrative Law Judge